SCHEDULE 13DA
N.A.

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
933,800

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
933,800
____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

933,800

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.24%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned on May 23, 2005. This Amendment No. 7 amends the Schedule 13D as specifically set forth.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the annual report filed on 8/9/2006 there were 11,327,784 shares outstanding as of 5/31/2006. The percentage set forth in this item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 933,800 shares of BIF or 8.24% of the outstanding shares.

b. Power to vote and dispose of securities resides solely with Mr. Phillip Goldstein or Andrew Dakos for 933,800 shares.

c. During the last sixty days the following shares of common stock were traded (unless previously reported):

Date		Shares	Price
9/21/2006	-12,000	9.6796
9/21/2006	-12,000	9.6796
9/21/2006	-4,700	9.6796
9/21/2006	-8,500	9.6796
9/21/2006	-12,000	9.6796
9/21/2006	-12,000	9.6796
9/22/2006	-1,800	9.65
9/25/2006	-500	9.5
10/2/2006	-4,000	9.4501
10/2/2006	-4,000	9.4501
10/2/2006	-1,400	9.4501
10/2/2006	-2,600	9.4501
10/2/2006	-4,000	9.4501
10/2/2006	-4,000	9.4501
10/3/2006	-13,000	9.5278
10/3/2006	-13,000	9.5278
10/3/2006	-3,900	9.5278
10/3/2006	-9,100	9.5278
10/3/2006	-13,000	9.5278
10/3/2006	-13,000	9.5278
10/4/2006	-3,000	9.5
10/4/2006	-3,000	9.5
10/4/2006	-1,050	9.5
10/4/2006	-1,950	9.5
10/4/2006	-3,000	9.5
10/4/2006	-3,000	9.5
10/5/2006	-3,380	9.5522
10/5/2006	-3,380	9.5522
10/5/2006	-1,180	9.5522
10/5/2006	-2,200	9.5522
10/5/2006	-3,380	9.5522
10/5/2006	-3,380	9.5522
10/6/2006	-10,000	9.5964
10/6/2006	-10,000	9.5964
10/6/2006	-3,500	9.5964
10/6/2006	-6,500	9.5964
10/6/2006	-10,000	9.5964
10/6/2006	-10,000	9.5964
10/9/2006	-4,100	9.65
10/10/2006	-6,000	9.63
10/10/2006	-6,000	9.63
10/10/2006	-2,100	9.63
10/10/2006	-3,900	9.63
10/10/2006	-6,000	9.63
10/10/2006	-6,000	9.63
10/11/2006	-4,000	9.63
10/11/2006	-4,000	9.63
10/11/2006	-1,400	9.63
10/11/2006	-2,600	9.63
10/11/2006	-4,000	9.63
10/11/2006	-4,000	9.63
10/12/2006	-2,780	9.6748
10/12/2006	-980	9.6748
10/12/2006	-1,800	9.6748
10/12/2006	-2,780	9.6748
10/12/2006	-2,780	9.6748
10/12/2006	-2,780	9.6748
10/13/2006	-4,000	9.715
10/13/2006	-4,000	9.715
10/13/2006	-1,400	9.715
10/13/2006	-2,600	9.715
10/13/2006	-4,000	9.715
10/13/2006	-4,000	9.715
10/16/2006	-4,000	9.7375
10/16/2006	-4,000	9.7375
10/16/2006	-1,400	9.7375
10/16/2006	-2,600	9.7375
10/16/2006	-4,000	9.7375
10/16/2006	-4,000	9.7375
10/17/2006	-880	9.74
10/17/2006	-880	9.74
10/17/2006	-330	9.74
10/17/2006	-550	9.74
10/17/2006	-880	9.74
10/17/2006	-880	9.74
10/18/2006	-2,000	9.73
10/18/2006	-2,000	9.73
10/18/2006	-700	9.73
10/18/2006	-1,300	9.73
10/18/2006	-2,000	9.73
10/18/2006	-2,000	9.73
10/19/2006	-4,000	9.735
10/19/2006	-4,000	9.735
10/19/2006	-1,400	9.735
10/19/2006	-2,600	9.735
10/19/2006	-4,000	9.735
10/19/2006	-4,000	9.735


d. Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e. NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/23/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos